Exhibit 99.80

PRESS RELEASE

For immediate release

NuRAN Wireless Files Nasdaq Listing Application and Appoints Navindran Naidoo and Gerard Lokossou as Strategic Advisors for Operational and Commercial Growth

Quebec, QC, Canada, March 30th, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce that it has submitted an application to list its common shares on the Nasdaq Capital Market (“Nasdaq”).

In advance of the listing on Nasdaq, the Company intends to file a registration statement with the United States Securities and Exchange Commission (the “SEC”). The listing of the Company’s common shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the registration statement. The Company’s common shares will continue to trade on the Canadian Securities Exchange (the “CSE”) under the symbol NUR, on the OTC Markets under the symbol NRRWF, and on the Frankfurt Stock Exchange (the “FSE”) under the symbol 1RN, pending Nasdaq approval and uplisting.

Strategic Advisors for Operational and Commercial Growth

The Company is also pleased to announce the appointment of Navindran Naidoo, former Network Executive of MTN Group and current Board Member of NuRAN, and Gerard Lokossou, former Executive at Orange and MTN, as Strategic Advisors to the Company.

Mr. Naidoo brings over 25 years of telecommunications experience in mobile and fixed network planning and optimization, including RAN, transport and IP networks, core networks, OSS, and energy infrastructure. At MTN Group, he led the strategic evolution of network operations to deliver best-in-class customer experiences across multiple markets. He played a key role in advancing rural network rollouts across Africa by introducing alternative vendors, including NuRAN and other Open RAN (ORAN) suppliers. He also represented MTN at the Facebook Telecom Infra Project (TIP), facilitating lab and field trials of open-source RAN solutions tailored of Africa.

Mr. Lokossou is a senior executive and strategic advisor with nearly 30 years of leadership experience across Africa in telecommunications and other sectors, including FMCG, renewable energy, and capital markets. He has held regional, group-level, and Executive positions with leading Telecom players like MTN, Airtel Africa, and Orange, among other companies.

Widely recognized for his impact on Africa’s telecom sector, Mr. Lokossou has led business turnarounds, growth acceleration strategies, and commercial transformations across West, Central, and East Africa. He brings a strong pan-African network of relationships with operators, regulators, investors, and strategic partners.

PRESS RELEASE

Mr. Lokossou holds an Engineering Diploma from the National Polytechnique Institute (INP-HB) in Ivory Coast and has completed executive programs at Harvard Business School and HEC Paris.

Management Commentary

“We are very excited to pursue a listing on Nasdaq, which will broaden our investor base and elevate our profile among global institutional investors. The addition of highly experienced advisors such as Mr. Naidoo and Mr. Lokossou will further support our continued growth and strategic execution in Africa,” stated Francis Letourneau, CEO of NuRAN Wireless Inc. “Their deep industry expertise and extensive networks across Africa are exactly what we need as we pursue this next milestone for NuRAN.”

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com

Tel: (418) 264-1337

The Canadian Securities Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Certain statements herein constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the Company’s business plan, the continued listing on the CSE, the filing and potential effectiveness of the registration statement;; the expected benefits of the appointments of Mr. Naidoo and Mr. Lokossou as Strategic Advisors; and the Company’s strategic positioning, future growth, and operational and commercial expansion in its target markets. Forward-looking statements or information often can be identified by the use of words such as “anticipate”, “intend”, “expect”, “plan” or “may” and the variations of these words are intended to identify forward-looking statements and information. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, are “forward-looking statements.”

PRESS RELEASE

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements are based on management’s current expectations and assumptions but are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others, the risk that the Company may not satisfy the listing standards or conditions of Nasdaq; that Nasdaq or the SEC may not approve the listing application or registration statement on the anticipated timeline or at all; and that the Company may be required to complete a share consolidation or other restructuring as a condition of listing. Additional risks include risks related to the Company’s ability to execute its business strategy, secure financing, expand its NaaS operations, manage supplier relationships, comply with regulatory requirements in its operating jurisdictions, and general economic and market conditions. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements. The company undertakes no obligation to update forward-looking statements except as required by applicable securities laws.